Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 6, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1075
             Income & Treasury Limited Duration Portfolio of Funds
                 (Trust Termination Date 12/5/2014), Series 30
                       File Nos. 333-190224 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1075, filed on July 29, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Income & Treasury Limited Duration Portfolio of Funds (Trust Termination Date 12/5/2014), Series 30 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Because the sponsor generally selects Closed-End Funds that hold securities that have durations of five years or less, please change the duration example from a three year example to a five year example.

      Response: The existing example has been replaced with the following: "For example, if a bond has a duration of 5 years and interest rates go up by 1%, it can be expected that the bond price will move down by 5%."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren